Exhibit 32

BRITISH AMERICAN TOBACCO p.l.c.
€1,000,000,000 Perpetual Subordinated Fixed-to-Reset Rate Non-Call 5.25 Year Securities
(ISIN: XS2391779134; Common Code: 239177913) (the “Securities”)

31 October 2025

Announcement of Issuer’s Substantial Repurchase Event Redemption Option Exercise and Related Cancellation of the Listing of the Securities

British American Tobacco p.l.c. (the “Issuer”) today gave notice to the holders of its outstanding Securities of the exercise of its option to redeem the Securities follow the occurrence of a Substantial Repurchase Event (the “Issuer’s Substantial Repurchase Event Redemption Option”) pursuant to Condition 6(f) of the terms and conditions of the Securities (the “Conditions”) set out in Schedule 2 Part 2 to the Trust Deed related to the Securities dated 27 September 2021 (the “Trust Deed”).

The Issuer shall redeem all outstanding Securities pursuant to such Issuer’s Substantial Repurchase Event Redemption Option on 10 November 2025 (the “Redemption Date”) at their principal amount together with any accrued and unpaid interest (including any accrued but unpaid Deferred Interest) up to (but excluding) the Redemption Date.

Payment of the redemption monies will be made through Euroclear Bank SA/NV and Clearstream Banking S.A., in accordance with their standard procedures.

The Issuer has requested the Financial Conduct Authority (the “FCA”) to cancel the listing of all outstanding Securities on or shortly after the Redemption Date.

Unless otherwise defined herein, defined terms used have the meanings given to them in the Trust Deed.

LEI Number (British American Tobacco p.l.c.): 213800FKA5MF17RJKT63

Enquiries:

Media Centre

press_office@bat.com | @BATplc

Investor Relations

Victoria Buxton | IR_team@bat.com